CAMPBELL ALTERNATIVE ASSET TRUST
                          MONTHLY REPORT - OCTOBER 2009
                                   -----------

                     STATEMENT OF CHANGES IN NET ASSET VALUE
                     ---------------------------------------

Net Asset Value (20,197.832 units) at September 30, 2009     $       31,410,216
Additions of 70.664 units on October 31, 2009                           108,384
Redemptions of (315.606) units on October 31, 2009                     (484,073)
Offering Costs                                                          (23,307)
Net Income - October 2009                                              (407,709)
                                                             ------------------

Net Asset Value (19,952.890 units) at October 31, 2009       $       30,603,511
                                                             ==================

Net Asset Value per Unit at October 31, 2009                 $         1,533.79
                                                             ==================

                           STATEMENT OF INCOME (LOSS)
                           --------------------------

Income:
  Gains (losses) on futures contracts:
    Realized                                                        $   (88,647)
    Change in unrealized                                               (193,309)

  Gains (losses) on forward and options on forward contracts:
    Realized                                                             21,578
    Change in unrealized                                                (81,991)
  Interest income                                                         7,812
                                                                    -----------

                                                                       (334,557)
                                                                    -----------

Expenses:
  Brokerage fee                                                          77,245
  Performance fee                                                             0
  Operating expenses                                                     (4,093)
                                                                    -----------

                                                                         73,152
                                                                    -----------

Net Income (Loss) - October 2009                                    $  (407,709)
                                                                    ===========

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                                 FUND STATISTICS
                                 ---------------


Net Asset Value per Unit on October 31, 2009                        $  1,533.79

Net Asset Value per Unit on September 30, 2009                      $  1,555.13

Unit Value Monthly Gain (Loss) %                                         (1.37)%

Fund 2009 calendar YTD Gain (Loss) %                                     (6.02)%



To the best of my knowledge and belief, the information contained herein is accurate and complete.



                                  /s/ Theresa D. Becks
                                  -----------------------------------------
                                  Theresa D. Becks, Chief Executive Officer
                                  Campbell & Company, Inc.
                                  Managing Owner
                                  Campbell Alternative Asset Trust

                                  Prepared without audit


Dear Investor,

October Culminates In "Risk Off"...

The risk pendulum continued to swing between "risk on" and "risk off," impacting all sectors during the month of October.

When global equity markets fell, commodities fell in tandem and the U.S. Dollar rallied along with fixed income in a thematic trade tied to central bank activity. Australia's rate hike was the first sign of this trend, as investors came to grips with the inevitable end to the ultra-low global interest rate environment. Central bank hints at plans to phase out the emergency liquidity programs enacted at the depths of the economic crisis produced headlines. This became yet another step towards a tightening phase for global economic policy.

While our risk exposure to equity indices trading was relatively low, our net long position yielded the largest sector loss during the month.

Bond prices continued their volatile moves, and, despite a month-end pop, the surge was not enough to overcome losses from the drop in global stock markets and rally in the U.S. Dollar. As our foreign exchange risk has been positioned on a weak U.S. Dollar relative to all major currencies, our currency performance was the driver of both positive and negative daily trading performance, with the "risk off" trade unfortunately persevering at month end. Marginal gains in commodities were recorded as precious and base metals hinted at inflation on the horizon and a play against the U.S. Dollar.

Campbell's investment strategies are dynamic in their willingness to engage in risk in any particular sector, while also modulating risk on highly correlated instruments. It is indeed in this environment that we are grateful for a systematic discipline that can react unemotionally to rather emotional market behaviors.

Sincerely,

Terri Becks
President & CEO
Campbell & Company, Inc.
Managing Owner
Campbell Alternative Asset Trust